Exhibit 99.1

February 24, 2004

Dear Stockholder:

RE: 2004 Board of Directors Election

I am pleased to present the official ballot and information needed for your company to cast its votes in the 2004 election of directors for the National Cooperative Bank. The board of directors has fixed December 31, 2003, as the record date for the determination of stockholders entitled to vote in the 2004 election. The votes allocated to your company are shown on the ballot.

The stockholders will elect four candidates to fill the vacancies in the 12 stockholder-elected directorships. All directors are elected to serve three-year terms.

To be counted, the independent election teller must receive all ballots in the enclosed postage-paid, self-addressed envelope. The ballots must be delivered by regular mail before or on April 12, 2004. Hand-delivered ballots will not be accepted, nor will ballots received after April 12, 2004.

On behalf of the board of directors, we appreciate your participation, and encourage you to cast your ballot.

Very truly yours,

/s/ Michael J. Mercer
Michael J. Mercer Chair NCB Board of Directors

1725 Eye Street, N.W., Suite 600
Washington, DC 20006
Tel 202.336.7700
Fax 202.336.7622

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 27, 2004

The 2004 annual meeting of the stockholders of National Cooperative Bank will be held on Tuesday, April 27, 2004 at 4:00 p.m., at The Corcoran Gallery of Art, The Frances and Armand Hammer Auditorium, 500 17th Street, NW, Washington, D.C.

The board of directors and management look forward to personally greeting those stockholders able to attend, and will respond to questions you may have concerning NCB.

A copy of NCB’s 2003 Annual Report will be mailed to stockholders under a separate cover.

Very truly yours,

/s/ Louise M. Grant
Louise M. Grant Corporate Secretary National Cooperative Bank

ELECTION OF DIRECTORS

The stockholders are holding an election to elect four among the six candidates nominated to fill four vacancies on the board of National Cooperative Bank.

Nominees for election are qualified as representatives of five classes of cooperatives. The election rules require that the election be conducted in such a manner so as to ensure that each of the five cooperative classes shall be represented by at least one and no more than three directors.

Listed below, by class are all of the stockholder-elected directorships currently filled by incumbent directors who will continue to serve out their terms; and the number of directorships available in each class.

Stockholder-Elected Directorships

Class of Cooperative	Minimum	Maximum	Incumbent Seats 2004	Available Seats 2004
Consumer Services	1	3	1	2
Low Income	1	3	2	1
Other	1	3	2	1
Housing	1	3	1	2
Consumer Goods	1	3	2	1

Under the election rules, the four nominees receiving the highest vote shall be elected, subject to the maximum and minimum limitations imposed on each class. Stockholders may vote for any four nominees.

It’s time to fill these chairs.

Candidates for the 2004 Board of Directors

Vernon Oakes is the owner of Oakes Management, Inc. in Washington, DC. Mr. Oakes has represented East Capitol Gardens as an agent as well as 801 P Street, New Hope Cooperative. He was formerly coordinator of the Master of Business Administration Department of Howard University. Mr. Oakes holds a bachelor’s degree in mathematics and chemistry from Bluefield State College and a master’s degree in mathematics from Penn State University and a master’s degree in finance and marketing from Stanford University.

Vernon Oakes — Housing

With my experiences and skills I will bring thee areas of expertise with me as a member of the Board: over 30 years of extensive knowledge of housing associations and heart felt love for the work I do.

When I was 13 living in Bluefield, West Virginia, I had an idea, which I expressed as best I could to my parents and siblings. At the time, my brothers and I were earning $.50 per hour. My mother had just finished her bachelor’s degree and my father was working on the railroad. I explained that if we worked, pooled our money and spent wisely, then we would want for nothing. This was my first idea and attempt at cooperative living. I believe in and share the team spirit of working together for the good of the group, sometimes sacrificing self desires knowing that in time everyone including self will be better off.

As a director of National Cooperative Bank, I would share my skills in marketing and management, both with the local housing market and international community. It would be my goal to identify and bring new business opportunities to the bank while setting policies to increase management efficiencies within the operations of the bank.

I would also work to make the National Cooperative Bank a better-known name within the cooperative and condo community. With my expertise in the housing industry and working on non-profit boards, I am sure I could be a valuable member to the board. I am willing to actively participate in board meetings as well as serve on committees.

I taught at the university level for 11 years and I am an effective public speaker. I enjoy knowing that the use of my God given talents has helped someone to learn or better their life. I find great joy in watching the transformation that happens when a co-op board learns to work together as a team, knowing that I played a small part in this transformation. This is the reason I apply to be a member of the board of directors of the National Cooperative Bank.

Paul Solomon is a director of national programs and formerly a manager of Strategic Financial Analysis for The Home Depot. Mr. Solomon was appointed to National Association of Housing Cooperatives (NAHC) in 2003, is vice president of Southeast

Association of Housing Cooperatives and a member since 2000, is president of Share Credit Corp. since 2003 and has served on the board of Lavista Cooperative since 1999. Mr. Solomon holds a bachelor of science, cum laude, accounting and business, and minored in economics at Centinery College of Louisiana.

Paul Solomon — Housing

I am pleased to submit my name for consideration as candidate for the 2004 National Cooperative Bank’s board election as a representative of the housing sector. With the recent scandals of Enron, HealthSouth and MCI Worldcom we live in an increasingly complex corporate world, the function and participation of corporate boards are being scrutinized more then ever, new legislation will continue to have far reaching implications for the bank and its directors. As a board member of NCB, I would bring financial expertise, strategic business perspective and cooperation representation.

I have a degree in both accounting and business with a minor in economics. I obtained CPA designation after passing the CPA exam and completing four years of professional experience with the international accounting firm of KPMG Peat Marwick. During my years with KPMG, I served audit clients in a broad cross section of business including financial services, governments and nonprofits. In addition to KPMG, I have also worked within finance organization of Frigidare appliances and the Home Depot.

Over the years, I have participated in and led numerous strategic planning projects, both within corporate environments and community associations. This planning is key to setting direction and monitoring progress. I have been fortunate to participate in new business development and acquisition due diligence with each of my professional positions. I have also led and participated in Six Sigma and other process improvement methodologies.

With my appointment to the National Association of Housing Cooperatives (NAHC) board of directors, I have served as president of the 1261 Cooperative in which I live, and I am vice president of the Southeast Association of Housing Cooperatives (SAHC). I am serving my second term as director and president of Share Credit Corporation, a nonprofit organization formed to provide share loans to lower income families seeking to purchase membership in housing cooperatives. I think this combination of education and experience gives me unique insight into cooperative organizations, and I believe I can be an instrumental contributor to the board of directors and the National Cooperative Bank.

Allan J. Baum is president of Weathervane Development Corporation since 1987 and formerly was managing director of Credit Suisse First of Boston, retired January 2002. Mr. Baum holds a bachelor’s degree from Dartmouth College and a master’s of business administration from Columbia University’s Graduate School of Business. He has 18 years of public finance and real estate investment banking experience. Mr. Baum is currently a director of NCB Development Corporation and has participated in NCB’s Mission Banking planning.

Allan J. Baum — Housing

I am honored to be under consideration for the open housing position on the NCB Board of directors. Having served as president of my residential cooperative in Brooklyn, New York since 1987, I am well acquainted with the issues and challenges facing housing cooperatives today. I would also bring to the board a unique financial perspective acquired over my 18-year career in public finance and real estate investment banking.

As one of the early pioneers in the commercial mortgage-backed securities market, I was fortunate to have worked closely with NCB since 1992 in the development of its groundbreaking cooperative loan securitization program. I believe that my knowledge of the NCB loan sale program and of the financial markets, in general, would be invaluable to the board, as NCB becomes increasingly dependent on the capital markets for its sustained profitability and growth.

In addition to my cooperative and capital markets experience, I will bring to the NCB board a strong commitment to its mission — namely, serving America’s underserved communities through cooperative solutions. In this regard, I have served as a director of the not-for-profit NCB Development Corporation since 2002, and have actively participated in the Bank’s low income and mission banking strategic planning activities. I also serve on the board of directors of Community Development Trust, a real estate investment trust dedicated to the preservation of affordable housing.

I appreciate your consideration of my candidacy, and, if elected, promise to bring to the board the same level of enthusiasm and commitment that I have demonstrated throughout my professional career and historic relationship with NCB and NCBDC.

Irma Cota is chief executive officer of North County Health and was formerly president of California Primary Care Association and immediate past president of the San Diego Council of Community Clinics. Ms. Cota holds a master’s degree in public health from San Diego State University. Having over 28 years of experience specializing in heath and medicine, Ms. Cota has extensive experience in working with non-profit boards of directors, and she currently serves on the Alliance Health Care Foundation board.

Irma Cota — Low Income

As a teenager, I worked as a farm worker along side my mother and sister to help with the family finances. Through this experience, I was exposed to the free clinics that were set up by volunteers to help the farm worker. In 1969 at the age of 16, I began as a volunteer at one of the free clinics. What started as a past time gave me exposure to volunteer doctors, nurses and other public health advocates resulting in a career path that changed my life. As the experience changed my life, it also helped shape my values and my desire to make a difference in the public health arena.

As an administrator of a large health center corporation, I am dedicated to excellence in fiscal oversight as well as quality of service. Toward this end, I led North County Health Services to achieve JCAHO accreditation. JCACHO accreditation is considered a gold standard in health care. Over the years, I have learned that the national health economy affects health care insurance coverage and financial resource availability for health care delivery at the local level. Fiscal sustainability is key for the success of a health organization whose mission is to service the uninsured or marginally insured. With a constant growth of the uninsured in this nation, it becomes imperative that we operate in a fiscally sound manner. My work experience has provided an opportunity to develop a capacity to achieve substantial cost savings through innovative problem solving, working with management to improve business efficiencies and cost effectiveness through reengineering service delivery, as well as improvements in the revenue cycle.

My work history has also given me the opportunity to develop contract negotiation skills as well as preparing for mergers and purchases of medical group practices.

I am actively involved in developing health care policy and introducing legislation to further access to healthcare through my activities with the California Primary Care Association. I am currently serving on the National Cooperative Bank’s Board filling a vacancy created by a member that stepped down prior to the end of term. With your support, I am seeking election to the NCB Board. With my personal background and experience in healthcare, policy development and collaborative work with community clinics throughout the state of California, I bring a unique perspective to mission banking.

William F. Hampel has been senior vice president for Research and Policy Analysis and chief economist of Credit Union National Association (CUNA) for the past 25 years. Mr. Hampel holds a bachelor of arts in economics from University of  Dallas and a Ph.D. in Economics from Iowa State University. Mr. Hampel is a member of the Board of CUNA Credit Union since 1991 serving as secretary, treasurer, vice chair, and chair. Mr. Hampel is also a member of CUNA’s regulatory and legislative advocacy team.

William F. Hampel — Consumer Services

I have worked as an economist for the Credit Union National Association for the past 25 years, with rising levels of responsibility. I currently direct the association’s policy analysis function, working closely with the legislative and regulatory advocacy teams. I have also served on the board of directors of CUNA Credit Union, a cooperative with 45,000 members, for the past 12 years. I firmly believe in the value of cooperatives as a crucial component of the U.S. economic system, and as a vital choice in the form of business organization.

In addition to my professional experience at CUNA, I also completed a nine-month sabbatical at Navy Federal Credit Union in 1990. There I studied the operation and governance of the nation’s largest credit union while performing a number of consulting projects. I served on the Investment Advisory Committee of US Central Credit Union in the 1970s. I have also participated in a number of consulting projects for developing credit union movements in Central and South America.

As a practicing financial economist and credit union trade association executive for the past 25 years I have been immersed in the very areas that are the focus of the National Cooperative Bank’s operations: finance and cooperatives. This experience, and the knowledge I have gained in the process, would inform the execution of my duties as an NCB board member.

Stephanie McHenry is chief operating officer of ShoreBank in Cleveland, OH, was formerly director of Minority Business Development of Greater Cleveland Growth Association and was executive director of the board of Northern Ohio Minority Business Council since 1998. She is also chair of NCB Development Corporation.

Stephanie McHenry — Other

Since joining the board of directors of the NCB Development Corporation in 1999, and then the NCB board in 2001, I have grown increasingly impressed with the unique mission and capacity of these organizations. I believe in the mission of promoting cooperative structures and principles to assure economic equity and strong communities. I think that I have contributed positively to the discussions regarding how the bank serves its member support, profit and mission objectives.

If re-elected to the bank board, I hope to contribute in the following ways:

•        Bring my experience with a development bank to the discussions of how the bank expands its activities in this direction.

•        Support NCB Development’s strategic plan and mission in bank board discussions, assuring that the two organizations coordinate their efforts in the most mutually beneficial manner possible.

•        Provide opportunities for the bank to participate in lending opportunities in Greater Cleveland as appropriate, e.g. condominium & housing cooperative deals.

•        Focus on helping the bank and affiliates continue to develop and manage its Community

•        Reinvestment Act compliance strategy, based on my many years of experience with ShoreBank affiliates.

The next few years will be exciting ones for National Cooperative Bank. I hope to be a part of the great growth and success to come.

National Cooperative Bank

2004 Board of Directors Election

Official Ballot for

Place a ☒ next to any four (4) candidates of your choice.

Then sign and date and return to NCB in the envelope provided.

☐            Allan J. Baum
Housing

☐            Irma Cota*
Low Income

☐            William F. Hampel
Consumer Services

☐            Stephanie McHenry*
Other

☐            Vernon Oakes
Housing

☐            Paul Solomon
Housing

* Incumbent

The undersigned officer of the cooperative casting this ballot acknowledges receipt of notification of the National Cooperative Bank annual meeting and certifies that he/she is authorized to cast ballots on behalf of the cooperative shareholder.

Signature of Authorized Representative	Date

Ballot instructions

•                  Only votes cast for the candidates indicated on this Official Ballot will be counted.

•                  Votes should be cast by placing a “☒” in the box next to the name of each selected candidate. In the event your selection needs to be changed, please cross out the incorrect selection by drawing a line through the candidate’s name.

•                  You may vote for four (4) of the six (6) candidates. Ballots indicating more than four (4) selections will not be counted.

•                  Ballots must be cast by an official of the cooperative shareholder in order to be counted.

•                  In order to be counted, the ballot must be received by the independent election teller, Merkle Computer Systems, Inc., P.O. Box 1199, Lanham, MD 20703, no later than April 12, 2004. Please use the self-addressed envelope enclosed with this packet. Hand delivered ballots will not be counted.